EXHIBIT 99.26
                                                                   -------------

                     [GRAPHIC OMITTED]
                     [LOGO - COMPUTERSHARE]

                          Computershare Trust Company of Canada
                                    530 - 8th Ave SW, Suite 600
                                               Calgary, Alberta
                                                        T2P 3S8  CANADA
                                      Telephone: (403) 267-6800  Australia
                                       Facsimile (403) 267-6529  Channel Islands
                                          www.computershare.com  Hong Kong
                                                                 Germany
                                                                 Ireland
LETTER OF CONFIRMATION                                           New Zealand
                                                                 Phillipines
                                                                 South Africa
April 1, 2005                                                    United States


To:     Alberta Securities Commission
        British Columbia Securities Commission
        Manitoba Securities Commission
        Office of the Administrator, New Brunswick
        Securities Commission of Newfoundland and Labrador
        Nova Scotia Securities Commission
        Ontario Securities Commission
        Registrar of Securities, Prince Edward Island
        L'Autorite des marches financiers
        Securities Division, Saskatchewan Financial Services Commission Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territory
        The Toronto Stock Exchange

Dear Sirs:

Subject:      ADVANTAGE ENERGY INCOME FUND
------------------------------------------

We confirm that the following materials were sent by pre-paid mail on March 31, 2005, to the registered holders of the units of the subject Income Fund:

1.       Annual Report
2.       Notice of Meeting/Information Circular
3.       Record Date Correction Notice
4.       Proxy
5.       Return Envelope


We further confirm that copies of the above-mentioned materials and supplemental mail cards were sent by courier on March 31, 2005 to those intermediaries holding units of the subject Income Fund who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners. We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA


/s/ Jodie Hansen
----------------------
Jodie Hansen
Assistant Trust Officer
Corporate Trust Department